Exhibit 12.1

Western Digital Corporation

Computation of Ratio of Earnings to Fixed Charges

	Year ended						Adjusted pro forma year ended June 30, 2017(2)	Three months ended September 29, 2017	Pro forma three months ended September 29, 2017(1)	Adjusted pro forma three months ended September 29, 2017(2)
	June 28, 2013	June 27, 2014	July 3, 2015	July 1, 2016	June 30, 2017	Pro forma year ended June 30, 2017(1)
	(in millions)
Computation of earnings:
Income before provision for income taxes	$1,222	$1,752	$1,577	$153	$769	$868	$1,198	$710	$735	$813
Fixed charges	75	75	69	285	871	772	441	209	184	106
Undistributed equity in income from 50%-or-less-owned affiliates	—	—	—	(1)	(6)	(6)	(6)	(1)	(1)	(1)

Adjusted earnings	$1,297	$1,827	$1,646	$437	$1,634	$1,634	$1,634	$918	$918	$918

Computation of fixed charges:
Interest expense	$54	$56	$49	$266	$847	$748	$417	$205	$180	$102
Interest relating to lease guarantee of 50%-or-less-owned affiliates	—	—	—	—	6	6	6	—	—	—
Estimated interest portion of operating lease expense (3)	21	19	20	19	18	18	18	4	4	4

Fixed charges	$75	$75	$69	$285	$871	$772	$441	$209	$184	$106

Ratio of earnings to fixed charges	17.3x	24.4x	23.9x	1.5x	1.9x	2.1x	3.7x	4.4x	5.0x	8.7x

(1)	Pro forma ratio of earnings to fixed charges gives effect to the issuance of the notes offered hereby and the application of the net proceeds therefrom to redeem a portion of our currently outstanding 10.500% senior unsecured notes due 2024 (the “2024 Unsecured Notes”). For each increase (decrease) of one-eighth of a percent (0.125 percent) in the interest rate assumed for the notes, pro forma interest expense would increase (decrease) by $3 million.
(2)	Adjusted pro forma ratio of earnings to fixed charges represents pro forma ratio of earnings to fixed charges on an as adjusted basis after giving effect to (A) (x) the purchase of 2024 Unsecured Notes currently outstanding in a cash tender offer (the “2024 Tender Offer”) and, if the 2024 Tender Offer is not consummated, or if we purchase less than all of the outstanding 2024 Unsecured Notes in the 2024 Tender Offer, the redemption of any 2024 Unsecured Notes that remain outstanding using available cash on hand and the net proceeds from this offering of the notes, and (y) the redemption of our 7.375% senior secured notes due 2023 currently outstanding, using available cash on hand and the net proceeds from the proposed offering of $1.0 billion aggregate principal amount of convertible senior notes due 2024 and the proposed increase in the size of our $4.073 billion Term Loan A by up to $2.0 billion and (B) the pricing of $2.963 billion of new U.S. dollar-denominated term B-3 loans at an interest rate of LIBOR + 2.00% and the voluntary prepayment of our Euro-denominated term B-2 loans in full using cash on hand. For each increase (decrease) of one-eighth of a percent (0.125 percent) in the interest rate assumed for the notes, pro forma interest expense would increase (decrease) by $3.0 million.
(3)	Interest is estimated at 33% of rental charges, which considers industry benchmarks and assumption of average debt service cost over the assumed life of the related property.